Exhibit 99.1

Wearable Devices and Trimble Showcase the Use of Neural Input Technology for Controlling the Spot Autonomous Robot

- The companies demonstrated various types of hands-free robot operation using the Mudra wristband at the 2022 Trimble Dimensions+ Conference -

YOKNEAM ILLIT, ISRAEL and Westminster, Col., Nov. 10, 2022 (GLOBE NEWSWIRE) -- Wearable Devices (Nasdaq: WLDS) (“Wearable Devices” or the “Company”) today announced that the Company showcased the usage of brain neural commands to operate Spot, the autonomous construction robotics solution, at the 2022 Trimble Dimensions+ Conference, held on November 7-9, 2022 in Las Vegas.

At the conference, the operator was able to control aspects of the robot’s motion using neural input signals for discrete or continuous control. A discrete-type control includes moving a single finger or finger tap with a twist of the wrist. A continuous-type control allows the operator to operate the robot by applying pressure gradations of the index finger on the thumb while moving the wrist. These gestures are used to make the robot rise, sit, stand, and move to any direction.

“Collaborating with Wearable Devices is another step forward in our mission to transform the way our customers interact with and operate robots and machinery,” said Aviad Almagor, Vice President, Technology Innovation at Trimble. “A new interaction paradigm is required to effectively merge the digital and physical environments, and we believe that neural input technology can play a major role in achieving this.”

“As we move forward towards a digitally connected world, creating synergy between the human workforce and smart machines can improve efficiency and minimize human intervention,” stated Asher Dahan, Chief Executive Officer and co-founder of Wearable Devices. “Trimble Dimensions+ is an opportunity to showcase how neurotechnology provides a natural and intuitive operator user-experience, driving increased safety and productivity in situations where autonomous robots like Spot can be utilized in place of humans in potentially dangerous environments. This is just one example of how neural input technology can offer various industries with a common interface that augments the human workforce to increase both safety and productivity, and we look forward to exploring additional opportunities as our technology continues to gain mainstream recognition.”

Wearable Devices’ Mudra technology provides hands-free and touch-free interaction of digital devices, robots and machines using the Mudra neural input wristband. Mudra tracks neural signals on the surface of the user’s wrist, which algorithms then decipher and identify as finger movements or hand gestures. The interface binds each gesture with a specific digital function, allowing users to input commands without physical touch or contact. Mudra gestures are natural to perform, and gestures can be tailored per a user’s intent, desired function, and the controlled digital device.

About Trimble Dimensions

Trimble Dimensions+ User Conference is a three-day, in-person event where attendees can better connect as a community for education, inspiration and innovation. The conference provides insight into how Trimble’s industrial technology can transform the way professionals work to succeed and drive sustainability. Highlights include educational sessions and specialized tracks to advance career objectives, with many sessions qualifying for Professional Development Hour (PDH) credits and Continuing Professional Education (CPE) credits. The conference includes an Offsite Experience and hands-on training opportunities; keynote and executive-level presentations; and an Interactive Expo. In addition to the in-person event, Dimensions+ also features the Spotlight Series, a virtual, on-demand series that focuses on industry trends delivered by experts on the topics and technology that is transforming the way we work—to better connect year-around.

For more information, visit the Dimensions+ website

About Wearable Devices Ltd.

Wearable Devices Ltd. (the “Company”), a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the ability of neural input technology to merge the digital and physical environments and to increase safety and productivity, as well as additional opportunities for the Company’s technology we are discussing our beliefs regarding the neural control interface market position, Metaverse being the future of the internet, our technological capabilities and our future financial performance. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the preliminary prospectus dated September 30, 2022 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearablesdevices@imsinvestorrelations.com